Filed pursuant to Rule 433

Dated October 24, 2016

Registration No. 333-213710

FIXED-TO-FLOATING RATE NON-CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES A

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of Preferred Stock” in the preliminary prospectus supplement, dated October 24, 2016, to the prospectus, dated September 20, 2016.

Issuer:	People’s United Financial, Inc.

Security:	Fixed-to-floating rate non-cumulative perpetual preferred stock, Series A of the Issuer (the “Preferred Stock”)

Expected Security Ratings*:	Ba1 / BB+ (Moody’s / S&P )

Size:	$250,000,000 (10,000,000 shares of Preferred Stock (“Shares”))

Liquidation Preference:	$25.00 per Share

Term:	Perpetual

Dividend Rate (Non-Cumulative):	From October 31, 2016 to, but excluding, December 15, 2026, 5.625% per annum and from and including December 15, 2026, three-month LIBOR plus a spread of 4.02% per annum, in each case, only when, as and if declared.

Dividend Payment Dates:	Quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, commencing on December 15, 2016, in each case, if declared by the Issuer’s board of directors or a duly authorized committee of the Issuer’s board of directors.

Day Count:	From October 31, 2016 to, but excluding, December 15, 2026, 30/360 and from and including December 15, 2026, Actual/360

Trade Date	October 24, 2016

Settlement Date:	October 31, 2016 (DTC) (T+5)

Redemption:

The Issuer may redeem the Preferred Stock at its option, in whole or in part, from time to time, on or after December 15, 2026, at a redemption price equal to $25.00 per Share, plus any declared and unpaid dividends for prior dividend periods and any accrued but unpaid (whether or not declared) dividends for the then-current dividend period to, but excluding, the redemption date. In addition, at any time within 90 days following a regulatory capital treatment event (as defined in the preliminary prospectus supplement dated October 24, 2016), the Issuer may provide notice of its intent to redeem the Preferred Stock and may subsequently redeem the Preferred Stock in whole, but not in part, at a redemption price equal to $25.00 per Share, plus any declared and unpaid dividends for prior dividend periods and any accrued but unpaid (whether or not declared) dividends for the then-current dividend period to but excluding the redemption date.

Any redemption of the Preferred Stock is subject to the Issuer’s receipt of any required prior approval from the Board of Governors of the Federal Reserve System (the “Federal Reserve”) or any other regulatory authority and to the satisfaction of any conditions set forth in the capital rules or regulations of the Federal Reserve or any other regulatory authority applicable to redemption of the Preferred Stock.

Clear Market:	During the period of 30 days from October 24, 2016, the Issuer will not, without prior written consent of the Joint Bookrunners, offer, sell, contract to sell or otherwise dispose of any preferred stock issued by the Issuer other than the Shares to be sold in this offering.

Listing:	The Issuer intends to apply to list the Shares on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “PBCTP.” If the application to list is approved, trading of the Shares on NASDAQ is expected to begin within 30 days after they are first issued.

Public Offering Price:	$25.00 per Share

Underwriting Discounts and Commissions:	$0.4626 per Share**

Net Proceeds (before expenses) to the Issuer:	$245,374,262.50

Joint Bookrunners:	J.P. Morgan Securities LLC, Wells Fargo Securities, LLC, Goldman, Sachs & Co., Keefe, Bruyette & Woods, Inc.

Co-Manager:	Janney Montgomery Scott LLC

CUSIP/ISIN for the Shares:	712704 204 / US7127042049

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Reflects 7,877,000 Shares sold to certain institutions, for which the underwriting discount deducted from the public offering price will be $0.375 per Share, and 2,123,000 Shares sold to other investors, for which the underwriting discount deducted will be $0.7875.

The Shares are not deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

People’s United Financial, Inc. has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents People’s United Financial, Inc. has filed with the SEC and incorporated by reference in such documents for more complete information about People’s United Financial, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you may obtain a copy of these documents by calling J.P. Morgan Securities LLC collect at 212-834-4533, Wells Fargo Securities, LLC toll-free at 1-800-645-3751, Goldman, Sachs & Co. toll-free at 1-866-471-2526 or Keefe, Bruyette & Woods, Inc. at 1-800-966-1559.

Settlement Period: The closing will occur on October 31, 2016, which will be more than three U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Shares on the initial pricing date of the Shares or the succeeding business day will be required, by virtue of the fact that the Shares initially will settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement and should consult their advisors.

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